Filed Pursuant to Rule 424(b)(3)
Registration No. 333-122531

THE MONEY TREE INC.

SERIES A VARIABLE RATE SUBORDINATED DEBENTURES

SUPPLEMENT NO. 4 DATED AUGUST 15, 2008

TO THE PROSPECTUS DATED JANUARY 24, 2008

This document supplements, and should be read in conjunction with, the prospectus of The Money Tree Inc. dated January 24, 2008 relating to the Series A Variable Rate Subordinated Debentures. This Supplement No. 4 supersedes the information contained in Supplement No. 3 dated May 14, 2008. The purpose of this supplement is as follows:

•	To update the status of the offering of debentures and demand notes;

•	To update the “Management” section of the prospectus;

•	To update the “Risk Factors” section of the prospectus;

•	To provide our consolidated unaudited financial statements for the three and nine months ended June 25, 2008;

•	To update the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the financial information included in our consolidated unaudited financial statements; and

•	To update various other sections of the prospectus for the financial information included in our consolidated unaudited financial statements.

Status of Our Public Offerings

We commenced our public offering of $35 million of Subordinated Demand Notes and $75 million in Series A Variable Rate Subordinated Debentures in December 2005. As of July 25, 2008, we had raised $15,750,108 in gross offering proceeds from the sale of Demand Notes and $41,399,016 in gross offering proceeds from the sale of Debentures in these public offerings.

Management

The following information should be read in conjunction with and supplemented to the Management section on pages 50 through 52 of the prospectus.

Effective February 21, 2008, W. Derek Martin resigned as the sole director of The Money Tree Inc. and its various subsidiaries. On February 21, 2008, the shareholders of the company increased the number of directors to two (2) and elected Bradley D. Bellville and Jefferey V. Martin to the company’s Board of Directors. Mr. Bellville and Mr. Jefferey Martin will serve as directors until the next annual shareholders meeting or until their successors are elected. On February 21, 2008, the Board of Directors appointed Mr. Bellville as Chairman of the Board of Directors.

Below is a brief description of Mr. Jefferey Martin’s business experience.

Jefferey V. Martin became a member of our Board of Directors on February 21, 2008. Since October 1998, Mr. Martin has served as a loan approver in our centralized loan approval department. He is the son of our founder, the late Vance R. Martin. For 11 years prior to joining The Money Tree Inc., Mr. Martin worked in quality control at the Columbus, Georgia plant for Pratt & Whitney, a designer, manufacturer and servicer of aircraft engines, industrial gas turbines and space propulsion systems. Mr. Martin attended Columbus Technical Institute.

Effective May 13, 2008, Beverly Cross resigned as the Corporate Secretary of The Money Tree Inc. and its various subsidiaries. Jennifer Ard, our current Assistant Secretary, will assume the role of Corporate Secretary effective May 13, 2008.

Risk Factors

The following should be read in conjunction with and supplemented to the Risk Factors section beginning on page 11 of the prospectus.

Current economic conditions, including inflation and rising fuel costs, are negatively affecting our operations and profitability, and we cannot assure you that our operations and profitability will not continue to be negatively affected.

Inflation, fuel costs and other factors typical of recessionary economic cycles are affecting our customers’ disposable income, confidence, and spending patterns and preferences, which in turn are negatively impacting our sales of consumer goods and vehicles and our customers’ ability to repay their obligations to us. As a result, we have increased our provision for credit losses in order to set our allowance for credit losses at a level deemed appropriate by management. This increase in our provision for credit losses had a negative impact on our operations and profitability. Should the current economic conditions continue or worsen, our operations and profitability could continue to be materially and adversely affected.

Selected Consolidated Financial Data

The following information should be read in conjunction with and supplemented to the Selected Consolidated Financial Data section on pages 18 and 19 of the prospectus.

The selected consolidated balance sheet data, as of June 25, 2008, and the selected consolidated income statement data, for the three and nine months ended June 25, 2008 and 2007, have been derived from our unaudited consolidated financial statements and related notes included in this supplement. The selected consolidated balance sheet data, as of September 25, 2007, have been derived from our audited consolidated financial statements and related notes included in the prospectus. The selected consolidated balance sheet data, as of June 25, 2007, have been derived from our unaudited consolidated financial statements and related notes that are not included in the prospectus or this supplement.

The unaudited financial statements include, in the opinion of management, all adjustments, consisting of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those aforementioned periods. The historical results are not necessarily indicative of results to be expected in any future period, and the results for the three and nine months ended June 25, 2008 should not be considered indicative of results expected for the full fiscal year.

	For the three months ended June 25, 2008	For the three months ended June 25, 2007	For the nine months ended June 25, 2008	For the nine months ended June 25, 2007
Selected consolidated income statement data:
(in thousands except ratios)

Interest and fee income	$5,136	$4,769	$14,973	$14,655
Interest expense	(2,092)	(2,051)	(6,204)	(5,938)

Net interest and fee income before provision for credit losses	3,044	2,718	8,769	8,717
Provision for credit losses	(1,613)	(951)	(4,083)	(3,034)

Net interest and fee income after provision for credit losses	1,431	1,767	4,686	5,683
Insurance commissions	2,571	2,306	7,522	7,591
Commissions from motor club memberships(1)	478	518	1,387	1,457
Income tax service income(2)	—	—	—	3
Other income	629	576	1,837	1,857

Net revenues before retail sales	5,109	5,167	15,432	16,591
Retail sales	3,797	4,803	13,339	14,516
Cost of sales	(2,373)	(3,159)	(8,346)	(9,379)

Gross margin on retail sales	1,424	1,644	4,993	5,137
Net revenues	6,533	6,811	20,425	21,728
Operating expenses	(6,736)	(6,546)	(20,617)	(20,513)

Net operating income (loss)	(203)	265	(192)	1,215
Loss on sale of property & equipment	(5)	18	(23)	(4)

Income (loss) before income tax expense	(208)	283	(215)	1,211
Income tax expense	53	(150)	56	(416)

Net income (loss)	$(155)	$133	$(159)	$795

Ratio of earnings to fixed charges(3)	(4)	1.12	(4)	1.18

	As of June 25, 2008	As of September 25, 2007	As of June 25, 2007
Selected consolidated balance sheet data:
Cash and cash equivalents	$17,045	$17,854	$17,858
Finance receivables(5)	80,726	79,549	78,987
Allowance for credit losses	(4,310)	(3,711)	(3,026)

Finance receivables, net	76,416	75,838	75,961
Other receivables	788	863	848
Inventory	3,033	3,057	2,643
Property and equipment, net	4,263	4,220	4,346
Total assets	106,105	105,784	105,395
Senior debt	516	512	609
Senior subordinated debt	—	—	150
Subordinated debt, related parties	—	—	60
Debentures(6)	84,015	81,861	81,028
Demand notes(6)	4,527	5,991	6,509
Shareholders’ deficit	$(1,088)	$(930)	$(510)

(1)	Received from Interstate Motor Club, Inc., an affiliated entity.
(2)	Received from Cash Check Inc. of Ga., an affiliated entity.
(3)

The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For purposes of this ratio, “earnings” is determined by adding pre-tax income to “fixed charges,” which consists of interest on all indebtedness and an interest factor attributable to rent expense.

(4)

Calculation results in a deficiency in the ratio (i.e. less than one-to-one coverage). The deficiency in earnings to cover fixed charges was $208,346 for the three months ended June 25, 2008 and $214,980 for the nine months ended June 25, 2008.

(5)	Net of unearned insurance commissions, unearned finance charges and unearned discounts.
(6)	Issued, in part, by our subsidiary, The Money Tree of Georgia Inc. See Note 7 to our unaudited financial statements for the quarter ended June 25, 2008.

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Forward-Looking Statements

The discussion set forth below, as well as other portions of this supplement, contains forward-looking statements within the meaning of federal securities law. Words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “continue,” “predict,” or other similar words, identify forward-looking statements. Forward-looking statements include statements regarding our management’s intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, our financial condition and our growth strategies. Although we believe that the expectation reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including, but not limited to, those risk factors set forth in our post-effective amendment to registration statement on Form S-1 filed with the Securities and Exchange Commission on January 23, 2008. Other factors not identified herein could also have such an effect. If any of these risk factors occur, they could have an adverse effect on our business, financial condition and results of operations. When considering forward-looking statements keep these risks in mind. These forward-looking statements are made as of the date of this filing. You should not place undo reliance on any forward-looking statement. We are not obligated to update forward-looking statements and will not update any forward-looking statements in this supplement to reflect future events or developments.

The following discussion should be read in conjunction with our unaudited consolidated financial statements and related notes and other financial data included elsewhere in this supplement. See also the notes to our consolidated financial statements, Selected Consolidated Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in our annual report on Form 10-K for the year ended September 25, 2007.

Overview

We make consumer finance loans and provide other financial products and services through our branch offices in Georgia, Alabama, Louisiana and Florida. We sell retail merchandise, principally furniture, appliances and electronics, at certain of our branch office locations and operate three used automobile dealerships in the State of Georgia. We also offer insurance products, prepaid phone services and automobile club memberships to our loan customers.

We fund our consumer loan demand through a combination of cash collections from our consumer loans, proceeds raised from the sale of debentures and demand notes and loans from various banks and other financial institutions. Our consumer loan business consists of making, purchasing and servicing direct consumer loans, consumer sales finance contracts and motor vehicle installment sales contracts. Direct consumer loans generally serve individuals with limited access to other sources of consumer credit, such as banks, savings and loans, other consumer finance businesses and credit cards. Direct consumer loans are general loans made typically to people who need money for some unusual or unforeseen expense, for the purpose of paying off an accumulation of small debts or for the purchase of furniture and appliances. The following table sets forth certain information about the components of our finance receivables for the periods presented:

Description of Loans and Contracts

	As of, or for, the Three Months Ended June 25,		As of, or for, the Nine Months Ended June 25,
	2008	2007	2008	2007
Direct Consumer Loans:
Number of Loans Made to New Borrowers	6,931	5,663	15,728	15,270
Number of Loans Made to Former Borrowers	17,025	13,963	44,252	40,349
Number of Loans Made to Existing Borrowers	15,834	28,298	72,910	81,012
Total Number of Loans Made	39,790	47,924	132,890	136,631
Total Volume of Loans Made	$16,746,351	$18,537,790	$51,121,961	$54,616,995
Average Size of Loans Made	$421	$387	$385	$400
Number of Loans Outstanding	71,510	74,271	71,510	74,271
Total of Loans Outstanding*	$37,637,189	$41,032,283	$37,637,189	$41,032,283
Percent of Loans Outstanding	43.58%	47.12%	43.58%	47.12%
Average Balance on Outstanding Loans	$526	$552	$526	$552

Consumer Sales Finance Contracts:
Number of Contracts Made to New Customers	41	34	120	101
Number of Loans Made to Former Customers	627	617	2,201	2,032
Number of Loans Made to Existing Customers	729	769	2,474	2,405
Total Contracts Made	1,397	1,420	4,795	4,538
Total Volume of Contracts Made	$4,501,043	$3,914,906	$14,788,746	$12,359,374
Number of Contracts Outstanding	9,367	6,864	9,367	6,864
Total of Contracts Outstanding*	$17,428,465	$13,694,125	$17,428,465	$13,694,125
Percent of Total Loans and Contracts	20.18%	15.73%	20.18%	15.73%
Average Balance of Outstanding Contracts	$1,861	$1,995	$1,861	$1,995

Motor Vehicle Installment Sales Contracts:
Total Number of Contracts Made	154	252	579	752
Total Volume of Contracts Made	$2,966,504	$4,702,547	$10,844,670	$13,816,630
Average Size of Contracts Made	$19,263	$18,661	$18,730	$18,373
Number of Contracts Outstanding	2,765	2,784	2,765	2,784
Total of Contracts Outstanding*	$31,302,262	$32,347,169	$31,302,262	$32,347,169
Percent of Total Loans and Contracts	36.24%	37.15%	36.24%	37.15%
Average Balance on Outstanding Contracts	$11,321	$11,619	$11,321	$11,619

*	Contracts outstanding are exclusive of the following aggregate amounts of bankrupt accounts: $6,869,206 as of June 25, 2008 and $6,121,804 as of June 25, 2007.

Below is a table showing our total gross outstanding finance receivables and bankrupt accounts:

	2008	2007
Total Finance Receivables Outstanding (gross):
Direct Consumer Loans	$37,637,189	$41,032,283
Consumer Sales Finance	17,428,465	13,694,125
Motor Vehicle Installment	31,302,262	32,347,169
Bankrupt Accounts	6,869,206	6,121,804

Total Gross Outstanding	$93,237,122	$93,195,381

Below is a roll-forward of the balance of each category of our outstanding finance receivables. Loans originated reflect the gross amount of loans made or purchased during the period presented inclusive of pre-computed interest, fees and insurance premiums. Collections represent cash receipts in the form of repayments made on our loans as reflected in our Consolidated Statements of Cash Flows. Refinancings represent the amount of the pay off of loans refinanced. Charge offs represent the gross amount of loans charged off as uncollectible (charge offs are shown net of non-file insurance receipts in our Allowance for Credit Losses). Rebates represent reductions to gross loan amounts of precomputed interest and insurance premiums resulting from loans refinanced and other loans paid off before maturity. Other adjustments primarily represent accounts transferred to and from the department that administers bankrupt accounts.

	For the Three Months Ended June 25,		For the Nine Months Ended June 25,
	2008	2007	2008	2007
Direct Consumer Loans:
Balance - beginning	$37,901,014	$41,419,988	$40,719,291	$46,071,669
Finance receivables originated	16,746,351	18,537,790	51,121,961	54,616,995
Collections	(11,360,543)	(12,400,180)	(36,646,872)	(39,866,393)
Refinances	(3,693,088)	(4,499,751)	(11,596,159)	(13,576,292)
Charge offs, gross	(1,047,878)	(994,608)	(3,301,490)	(2,921,114)
Rebates / other adjustments	(908,667)	(1,030,956)	(2,659,542)	(3,292,582)

Balance - end	$37,637,189	$41,032,283	$37,637,189	$41,032,283

Consumer Sales Finance Contracts:
Balance - beginning	$16,813,744	$13,284,095	$14,466,682	$11,813,566
Finance receivables originated	4,501,043	3,914,906	14,788,746	12,359,374
Collections	(1,910,717)	(1,601,269)	(5,428,484)	(4,489,118)
Refinances	(1,315,169)	(1,161,724)	(4,139,324)	(3,566,292)
Charge offs, gross	(96,113)	(198,750)	(583,953)	(963,549)
Rebates / other adjustments	(564,323)	(543,133)	(1,675,202)	(1,459,856)

Balance - end	$17,428,465	$13,694,125	$17,428,465	$13,694,125

Motor Vehicle Installment Sales Contracts:
Balance - beginning	$32,220,882	$31,842,737	$32,259,968	$31,280,840
Finance receivables originated	2,966,504	4,702,517	10,844,670	13,816,630
Collections	(3,280,512)	(3,638,746)	(10,139,538)	(10,829,126)
Charge offs, gross	(342,099)	(290,494)	(957,198)	(922,033)
Rebates / other adjustments	(262,513)	(268,845)	(705,640)	(999,142)

Balance - end	$31,302,262	$32,347,169	$31,302,262	$32,347,169

Total Active Accounts:
Balance - beginning	$86,935,640	$86,546,820	$87,445,941	$89,166,075
Loans originated	24,213,898	27,155,213	76,755,377	80,792,999
Collections	(16,551,772)	(17,640,195)	(52,214,894)	(55,184,637)
Refinances	(5,008,257)	(5,661,475)	(15,735,483)	(17,142,584)
Charge offs, gross	(1,486,090)	(1,483,852)	(4,842,641)	(4,806,696)
Rebates / other adjustments	(1,735,503)	(1,842,934)	(5,040,384)	(5,751,580)

Balance - end	$86,367,916	$87,073,577	$86,367,916	$87,073,577

Total Bankrupt Accounts:
Balance - beginning	$6,511,657	$5,851,373	$6,115,375	$5,618,931
Charge offs, gross	(129,669)	(128,695)	(428,379)	(445,727)
Adjustments	487,218	399,126	1,182,210	948,600

Balance - end	$6,869,206	$6,121,804	$6,869,206	$6,121,804

Total Gross Outstanding Receivables	$93,237,122	$93,195,381	$93,237,122	$93,195,381

Below is a reconciliation of the amounts of the loans originated and repaid (collections) from the receivable roll-forward to the amounts shown in our Consolidated Statements of Cash Flows.

	Nine Months Ended June 25,
	2008	2007
Finance Receivables Originated:
Direct consumer	$51,121,961	$54,616,995
Consumer sales finance	14,788,746	12,359,374
Motor vehicle installment sales	10,844,670	13,816,630

Total gross finance receivables originated	76,755,377	80,792,999
Non-cash items included in gross finance receivables*	(19,879,076)	(23,270,895)

Finance receivables originated - cash flows	$56,876,301	$57,522,104

Finance Receivables Repaid:
Collections
Direct consumer	$36,646,872	$39,866,393
Consumer sales finance	5,428,484	4,489,118
Motor vehicle installment sales	10,139,538	10,829,126

Finance receivables repaid - cash flows	$52,214,894	$55,184,637

*	Includes precomputed interest and fees (since these amounts are included in the gross amount of finance receivables originated but are not advanced in the form of cash to customers) and refinanced receivables balances (since there is no cash generated from the repayment of original finance receivables refinanced).

Segments and Seasonality

We segment our business operations into the following two segments:

•	consumer finance and sales; and

•	automotive finance and sales.

The consumer finance and sales segment is comprised primarily of small consumer loans and sales of consumer goods such as furniture, appliances and electronics. We typically experience our strongest financial performance for the consumer finance and sales segment during the holiday season, which is our first fiscal quarter ending December 25.

The automotive finance and sales segment is comprised exclusively of used vehicle sales and their related financing. We typically experience our strongest financial performance for the automotive finance and sales segment during our second fiscal quarter ending March 25 when demand for used cars is at its highest. Please refer to Note 12 in the “Notes to Consolidated Financial Statements” for a breakdown of our operations by segment.

Net Interest Margin

A principal component of our profitability is our net interest margin, which is the difference between the interest that we earn on finance receivables and the interest that we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers, while, in other locations, competitive market conditions establish interest rates that we may charge. Differences also exist in the interest rates that we earn on the various components of our finance receivable portfolio.

Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our general limited ability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability. Significant increases in market interest rates will likely result in a reduction in our liquidity and profitability and impair our ability to pay interest and principal on the debentures. See “Quantitative and Qualitative Disclosures About Market Risk” below.

The following table presents important data relating to our net interest margin:

	As of, or for, the Three Months Ended June 25,		As of, or for, the Nine Months Ended June 25,
	2008	2007	2008	2007
Average net finance receivables (1)	$80,591,472	$78,631,132	$80,325,288	$79,166,138
Average notes payable (2)	$88,550,659	$88,191,077	$88,136,792	$87,467,712

Interest income	$3,864,873	$3,550,762	$11,221,435	$11,187,537
Loan fee income, excluding delinquency fees	1,271,058	1,218,653	3,751,851	3,467,763

Total interest and fee income	5,135,931	4,769,415	14,973,286	14,655,300
Interest expense	2,092,048	2,051,227	6,203,940	5,938,223

Net interest and fee income before provision for credit losses	$3,043,883	$2,718,188	$8,769,346	$8,717,077

Average interest rate earned (annualized)	25.5%	24.3%	24.9%	24.7%
Average interest rate paid (annualized)	9.5%	9.3%	9.4%	9.1%
Net interest rate spread (annualized)	16.0%	15.0%	15.5%	15.6%
Net interest margin (annualized) (3)	15.1%	13.8%	14.6%	14.7%

(1)	Averages are computed using month-end balances of finance receivables (net of unearned interest/fees, unearned insurance commissions, and unearned discounts) during the period presented.
(2)	Averages are computed using month-end balances of interest bearing debt during the period presented.
(3)	Net interest margin represents net interest income (before provision for credit losses) divided by the average net finance receivables.

Analysis of Allowance for Credit Losses

An allowance for credit losses is maintained to account for the probable losses inherent in the finance receivable portfolio. The allowance is calculated based upon management’s estimate of the expected collectability of loans outstanding based upon a variety of factors, including, without limitation, periodic analysis of the loan portfolio, historic loan loss experience, borrowers’ ability to repay and collateral considerations. We maintain an allowance for credit losses at a level that we consider adequate to provide for probable losses based on historical ratios of charge-offs to average notes receivable.

The following table shows these ratios of charge offs to average notes receivable for the categories of our finance receivables. The average net finance receivables are computed using monthly balances, net of unearned interest, unearned insurance commissions and unearned discounts. Charge offs are shown at gross amounts as presented in the receivable roll-forward on page 7. Recoveries represent receipts from non-file insurance claims and cash recoveries.

	As of, or for, the Three Months Ended June 25,		As of, or for, the Nine Months Ended June 25,
	2008	2007	2008	2007
Direct Consumer Loans and Consumer Sales Finance Contracts:
Average net finance receivables	$54,788,725	$52,732,978	$54,357,507	$53,498,268

Charge offs - direct consumer	$1,047,878	$994,608	$3,301,490	$2,921,114
Charge offs - consumer sales finance	96,113	198,750	583,953	963,549
Charge offs - bankruptcy	129,669	128,695	428,379	445,727

Total gross charge offs	1,273,660	1,322,053	4,313,822	4,330,390
Recoveries (all direct consumer)	(585,469)	(700,826)	(1,759,193)	(2,126,688)

Charge offs, net	$688,191	$621,227	$2,554,629	$2,203,702
Percent of net charge offs to average receivables	1.3%	1.2%	4.7%	4.1%

Motor Vehicle Installment Sales Contracts:
Average outstanding finance receivables	$25,802,747	$25,898,154	$25,967,781	$25,667,871

Charge offs, gross	$342,099	$290,494	$957,198	$922,033
Recoveries	—	—	—	—

Charge offs, net	$342,099	$290,494	$957,198	$922,033
Percent of net charge offs to average receivables	1.3%	1.1%	3.7%	3.6%

Total Receivables:
Average outstanding finance receivables	$80,591,472	$78,631,132	$80,325,288	$79,166,139

Charge offs, gross	$1,615,759	$1,612,547	$5,271,020	$5,252,423
Recoveries (all direct consumer)	(585,469)	(700,826)	(1,759,193)	(2,126,688)

Charge offs, net	$1,030,290	$911,721	$3,511,827	$3,125,735
Percent of net charge offs to average receivables	1.3%	1.2%	4.4%	3.9%

As of June 25, 2008 and September 25, 2007, our allowance for credit losses was $4.3 million and $3.7 million, respectively.

Delinquency Information

Our delinquency levels reflect, among other factors, changes in the mix of loans in the portfolio, the quality of receivables, the success of collection efforts, bankruptcy trends and general economic conditions. The delinquency information in the following tables is computed on the basis of the amount past due in accordance with the original payment terms of the loan

(contractual method). We use the contractual method for all external reporting purposes. Management closely monitors delinquency using this method to measure the quality of our loan portfolio and the probability of credit loss. We also use other tools, such as a recency report, which shows the date of the last full contractual payment received on the loan, to determine a particular customer’s willingness to pay. For example, if a delinquent customer has made a recent payment, we may decide to delay more serious collection measures, such as repossession of collateral. However, such a payment will not change the non-accrual status of the account until all of the principal and interest amounts contractually due are brought current (we receive one or more full contractual payments and the account is less than 60 days contractually delinquent), at which time we believe future payments are reasonably assured. Below is certain information relating to the delinquency status of each category of our receivables for the quarters ended June 25, 2008 and 2007:

	As of June 25, 2008
	Direct Consumer Loans	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts	Bankruptcy Accounts	Total
Gross Loans and Contracts Receivables	$37,637,189	$17,428,465	$31,302,262	$6,869,206	$93,237,122
Loans and Contracts 60 - 90 days past due	$750,020	$358,294	$127,854	$200,385	$1,436,553
Percentage of Outstanding	2.0%	2.1%	0.4%	2.9%	1.5%
Loans and Contracts greater than 90 days past due	$10,708,910	$3,879,863	$79,167	$4,048,805	$18,716,745
Percentage of Outstanding	28.5%	22.3%	0.3%	58.9%	20.1%
Loans and Contracts greater than 60 days past due	$11,458,930	$4,238,157	$207,021	$4,249,190	$20,153,298
Percentage of Outstanding	30.4%	24.3%	0.7%	61.9%	21.6%

	As of June 25, 2007
	Direct Consumer Loans	Consumer Sales Finance Contracts	Motor Vehicle Installment Sales Contracts	Bankruptcy Accounts	Total
Gross Loans and Contracts Receivables	$41,032,283	$13,694,125	$32,347,169	$6,121,804	$93,195,381
Loans and Contracts 60 - 90 days past due	$782,991	$270,271	$0	$179,961	$1,233,223
Percentage of Outstanding	1.9%	2.0%	0.0%	2.9%	1.3%
Loans and Contracts greater than 90 days past due	$10,419,426	$2,837,616	$70,519	$3,412,148	$16,739,709
Percentage of Outstanding	25.4%	20.7%	0.2%	55.7%	18.0%
Loans and Contracts greater than 60 days past due	$11,202,417	$3,107,887	$70,519	$3,592,109	$17,972,932
Percentage of Outstanding	27.3%	22.7%	0.2%	58.7%	19.3%

Results of Operations

Comparison of Nine Months Ended June 25, 2008 and 2007

Net Revenues

Net revenues were $20.4 million and $21.7 million for the nine months ended June 25, 2008 and 2007, respectively. Increases in interest expense and the provision for credit losses resulted in the $1.3 million decrease in net revenues.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest and fee income before provision for credit losses was $8.8 million and $8.7 million for nine months ended June 25, 2008 and 2007, respectively. During the first nine months of fiscal year 2008, gross interest income increased $0.3 million to $15.0 million. Interest expense was $6.2 million and $5.9 million for the nine-month periods ended June 25, 2008 and 2007, respectively. The increase in variable rate subordinated debentures of $3.0 million since June 25, 2007, resulted in the increase in interest expense.

Provision for Credit Losses

Provision for credit losses was $4.1 million and $3.0 million for nine months ended June 25, 2008 and 2007, respectively. Net finance receivables charged off increased by approximately $0.4 million in the nine months of 2008 as compared to the same period last year. This, coupled with the current economic conditions, and the rise in the cost of fuel and other goods and services are having a negative effect on our customers’ disposable income. In light of these factors, management reviewed an analysis of the allowance for credit losses and determined that additional provisions were necessary to adjust the amount of the allowance to a level adequate to cover probable future losses in the finance receivable portfolio.

Insurance and Other Products

Income from commissions on insurance products and motor club memberships decreased $0.1 million, to $8.9 million from $9.0 million for the nine months ended June 25, 2008 and 2007, respectively. Other income including delinquency fees were approximately $0.1 million lower than the same period last year.

Gross Margin on Retail Sales

Gross margins on retail sales were $5.0 million and $5.1 million for nine months ended June 25, 2008 and 2007, respectively. Margins in the consumer segment were up $0.4 million over the same period last year while margins in the automotive segment were down $0.5 million. Sales in the consumer segment were approximately $1.0 million higher than last year while vehicle sales were down approximately $2.2 million.

Operating Expenses

Operating expenses were $20.6 million and $20.5 million for nine months ended June 25, 2008 and 2007, respectively. Personnel expense, facilities expense and general and administrative expenses were slightly higher than the same period last year. Other operating expenses were down approximately 5% due to a decrease in the level of spending for advertising, postage, and other solicitation costs. Decreases in automotive, lodging and meals expense were a result of a decrease in the number of personnel required to travel.

Comparison of Three Months Ended June 25, 2008 and 2007

Net Revenues

Net revenues were $6.5 million and $6.8 million for the three months ended June 25, 2008 and 2007, respectively. An increase to the allowance for credit losses and the associated provisions for credit losses was the primary factor in the decrease in net revenues.

Net Interest and Fee Income Before Provision for Credit Losses

Net interest and fee income before provision for credit losses was $3.0 million and $2.7 million for three months ended June 25, 2008 and 2007, respectively. During the second quarter of fiscal year 2008, gross interest income increased $0.3 million over the second quarter of 2007. Interest expense was $2.1 million and $2.1 million for the three months ended June 25, 2008 and 2007, respectively.

Provision for Credit Losses

Provision for credit losses was $1.6 million and $1.0 million for three months ended June 25, 2008 and 2007, respectively. Net finance receivables charged off increased by approximately $0.1 million in the third quarter of 2008 as compared to the same period last year. This, coupled with the current economic conditions, and the rise in the cost of fuel and other goods and services are having a negative effect on our customers’ disposable income. In light of these factors, management reviewed an analysis of the allowance for credit losses and determined that additional provisions were necessary to adjust the amount of the allowance to a level adequate to cover probable future losses in the finance receivable portfolio.

Insurance and Other Products

Income from commissions on insurance products and motor club memberships were $3.0 million and $2.8 million for the three months ended June 25, 2008 and 2007, respectively. Other income and delinquency fees were up slightly in the third quarter of this fiscal year compared to the same period last year.

Gross Margin on Retail Sales

Gross margins on retail sales were $1.4 million and $1.6 million for three months ended June 25, 2008 and 2007, respectively. Sales in the automotive segment for the three months in 2008 were down to the same period last year by $1.2 million while margins decreased $0.2 million. Sales in the consumer segment were up $0.2 million and margins were up $0.1 in the three months this year over last year.

Operating Expenses

Operating expenses were $6.7 million and $6.5 million for three months ended June 25, 2008 and 2007, respectively. Personnel and facilities expenses were approximately the same in the third quarter of fiscal year 2008 and 2007. General and administrative and other operating expenses were higher by approximately $0.1 million each due primarily to expenses associated with the conversion to new branch operation software, which began earlier in the fiscal year.

Liquidity and Capital Resources

General

Liquidity is our ability to meet short-term financial obligations whether through collection of receivables, sales of Debentures and Demand Notes or by generating additional funds through sales of assets to our competitors (such as our finance receivables or vehicle inventory). Continued liquidity is, therefore, largely dependent on the collection of our receivables and the sale of debt securities that meet the investment requirements of the public. We believe the cash flow from our operations coupled with sales of the Debentures and Demand Notes will be sufficient to cover our liquidity needs and cash flow requirements during 2008.

Liquidity management refers to our ability to generate sufficient cash to fund the following primary uses of cash:

•	meet all of our debenture and demand note redemption obligations;

•	pay interest on all of our debentures and demand notes;

•	pay operating expenses; and

•	fund consumer finance loan demand and used automobile vehicle inventory.

The primary objective for liquidity management is to ensure that at all times we can meet the redemption obligations of our note holders. A secondary purpose of liquidity management is profit management. Because profit and liquidity are often conflicting objectives, we attempt to maximize our net interest margin by making adequate, but not excessive, liquidity provisions. To the extent we have adequate cash to meet our redemption obligations and pay interest to our note holders, we will use remaining cash to make consumer finance loans, purchase used automobile vehicle inventory and invest in other sources of potential revenues.

Changes in our liquidity position result from operating, investing and financing activities. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of our net income, including, without limitation, purchases of used automobiles, electronics, furnishings and other consumer goods for resale to our customers. The primary investing activities include consumer loan originations and purchases and collections on such consumer loans. Our financing activities focus almost entirely on the sale of Debentures and Demand Notes.

Cash and cash equivalents decreased to $17.0 million at June 25, 2008 from $17.9 million at June 25, 2007. Cash and cash equivalents decreased $0.8 million during the nine months ended June 25, 2008. During this period, the primary sources of cash were net cash provided by operating activities of $3.8 million as well as net cash provided by financing activities of $0.7 million. Although we redeemed $10.5 million of debentures and had a net decrease in demand notes of $1.5 million, we issued $12.6 million in debentures. Net cash used in investing activities was $5.3 million primarily as a result of finance receivables originated exceeding finance receivables repaid by $4.7 million. During the nine months ended June 25, 2007, cash and cash equivalents increased $4.9 million primarily as a result of net cash being provided by operating activities. Net cash used in investing activities was $2.7 million as a result of finance receivables originated exceeding finance receivables repaid by $2.0 million. Proceeds from the sale of debentures exceeded redemptions of debentures by $3.1million, however demand note redemptions exceeded sales of demand notes by $1.6 million and other components of debt were reduced by $0.8 million resulting in a $0.7 million increase in net cash provided by financing activities.

During 2008, we expect to continue to use a significant amount of net offering proceeds we raise from the sale of Debentures and Demand Notes to fund redemption obligations and pay interest on our securities. We will use any remaining net offering proceeds to fund our consumer loan demand, purchase used automobiles, and to fund the other company activities.

Debentures and Demand Notes

During the nine months ended June 25, 2008, we (1) received gross proceeds of $12.6 million from the sales of debentures, and (2) paid $10.5 million for redemption of debentures and $1.5 million for net redemptions of demand notes for us and our subsidiary, The Money Tree of Georgia, Inc. As of June 25, 2008, we and this subsidiary had $84.0 million of debentures and $4.5 million of demand notes outstanding compared to $81.9 million of debentures and $6.0 million of demand notes outstanding, as of September 25, 2007.

Recent Accounting Pronouncements

Recent accounting pronouncements have been issued that may have a future effect on operations. Refer to Note 3 to the unaudited consolidated financial statements for a discussion of these pronouncements and their possible effects.

Critical Accounting Policies

Our accounting and reporting policies conform with U.S. generally accepted accounting principles (GAAP) and predominant practice within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We believe that the determination of our allowance for credit losses involves a higher degree of judgment and complexity than our other significant accounting policies. The Allowance for Credit Losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, the amounts and timing of expected future cash flows on impaired loans, and general amounts for historical loss experience. We also consider economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management’s estimates, additional provisions for credit losses may be required that would adversely impact earnings in future periods.

Finance receivables are considered impaired (i.e. income recognition ceases) as a result of past-due status or a judgment by management that, although payments are current, such action is prudent. Finance receivables on which payments are past due 90 days or more are considered impaired unless they are well-secured and in the process of collection or renewal. Any losses incurred from finance receivables that are impaired are charged off at 180 days past due. Related accrued interest and fees are reversed against current period income.

When a loan is impaired, interest accrued but uncollected is generally reversed against interest income. Cash receipts on impaired loans are generally applied to reduce the unpaid principal balance.

We recognize deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carry-forwards and tax credits. Deferred tax assets are subject to management’s judgment based upon available evidence that future realization is more likely than not. If management determines that we may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

We have not substantially changed any aspect of our overall approach in the application of the foregoing policies. There have been no material changes in assumptions or estimation techniques utilized as compared to previous years.

Impact of Inflation and General Economic Conditions

Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate are generally associated with increased interest rates. A significant and sustained increase in the interest rates would likely unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on our customer loans and interest rates we pay to our note holders, banks and finance companies. Inflation may also negatively affect our operating expenses.

Quantitative and Qualitative Disclosures About Market Risk

Our profitability and financial performance are sensitive to changes in the U.S. Treasury yields and the spread between the effective rate of interest we receive on customer loans and the interest rates we pay on our borrowings. Our finance income is generally not sensitive to fluctuations in market interest rates. The primary exposure that we face is changes in interest rates on our borrowings. A substantial and sustained increase in market interest rates would likely adversely affect our growth and profitability since we will be required to increase the interest rates we pay to holders of debentures at the end of each interest adjustment period. We would also face pressure to increase interest rates on our demand notes to stay competitive. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on our interest expense through the utilization of short-term variable rate debt and medium and long term fixed rate debt. We have not entered into any derivative instruments to manage our interest rate risk. Please see Note 7 in the notes to our unaudited consolidated financial statements for information on our debt, including maturities and interest rates.

The Money Tree Inc. and Subsidiaries

Consolidated Balance Sheets

	June 25, 2008	September 25, 2007
	(Unaudited)
Assets

Cash and cash equivalents	$17,045,122	$17,854,277
Finance receivables, net	76,416,173	75,837,823
Other receivables	787,891	863,356
Inventory	3,032,942	3,056,775
Property and equipment, net	4,262,833	4,219,885
Deferred income taxes	1,363,000	1,210,000
Goodwill	991,243	991,243
Other assets	2,205,942	1,750,142

Total assets	$106,105,146	$105,783,501

Liabilities and Shareholders’ Deficit

Liabilities
Accounts payable and other accrued liabilities	$3,067,610	$4,020,056
Accrued interest payable	15,067,599	14,329,092
Senior debt	516,294	511,663
Variable rate subordinated debentures	84,015,245	81,861,016
Demand notes	4,526,772	5,991,374

Total liabilities	107,193,520	106,713,201

Shareholders’ Deficit
Common stock:
Class A voting, no par value; 500,000 shares authorized, 2,686 shares issued and outstanding	1,677,647	1,677,647
Class B non-voting, no par value; 1,500,000 shares authorized, 26,860 shares issued and outstanding	—	—
Accumulated deficit	(2,766,021)	(2,607,347)

Total shareholders’ deficit	(1,088,374)	(929,700)

Total liabilities and shareholders’ deficit	$106,105,146	$105,783,501

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Operations

	Three months ended June 25,		Nine months ended June 25,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
Interest and fee income	$5,135,931	$4,769,415	$14,973,286	$14,655,300
Interest expense	(2,092,048)	(2,051,227)	(6,203,940)	(5,938,223)

Net interest and fee income before provision for credit losses	3,043,883	2,718,188	8,769,346	8,717,077
Provision for credit losses	(1,612,759)	(951,326)	(4,083,057)	(3,033,926)

Net interest and fee income after provision for credit losses	1,431,124	1,766,862	4,686,289	5,683,151
Insurance commissions	2,571,342	2,305,855	7,521,820	7,590,896
Commissions from motor club memberships from company owned by related parties	478,089	517,819	1,387,239	1,457,299
Delinquency fees	435,629	407,943	1,332,646	1,317,234
Income tax service agreement income from company owned by related parties	—	—	—	3,310
Other income	193,057	168,270	504,316	540,052

Net revenue before retail sales	5,109,241	5,166,749	15,432,310	16,591,942

Retail sales	3,797,343	4,803,910	13,338,841	14,516,104
Cost of sales	(2,373,640)	(3,159,108)	(8,346,397)	(9,379,919)

Gross margin on retail sales	1,423,703	1,644,802	4,992,444	5,136,185

Net revenues	6,532,944	6,811,551	20,424,754	21,728,127

Operating expenses
Personnel expense	(3,771,450)	(3,734,876)	(11,739,592)	(11,576,730)
Facilities expense	(925,996)	(922,392)	(2,831,891)	(2,800,422)
General and administrative expenses	(866,699)	(793,827)	(2,428,026)	(2,327,552)
Other operating expenses	(1,172,421)	(1,095,190)	(3,617,409)	(3,808,083)

Total operating expenses	(6,736,566)	(6,546,285)	(20,616,918)	(20,512,787)

Net operating income (loss)	(203,622)	265,266	(192,164)	1,215,340
(Loss) gain on sale of property and equipment	(4,724)	18,321	(22,816)	(3,505)

Income (loss) before income tax (expense) benefit	(208,346)	283,587	(214,980)	1,211,835
Income tax (expense) benefit	53,213	(150,135)	56,306	(416,606)

Net income (loss)	$(155,133)	$133,452	$(158,674)	$795,229

Net income (loss) per common share, basic and diluted	$(5.25)	$4.52	$(5.37)	$26.91

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Nine months ended June 25,	2008	2007
	(Unaudited)
Cash flows from operating activities
Net income (loss)	$(158,674)	$795,229
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for credit losses	4,083,057	3,033,926
Depreciation	579,688	601,164
Amortization	4,286	4,286
Deferred income taxes	(153,000)	—
Loss on sale of property and equipment	22,816	3,505
Change in assets and liabilities
Other receivables	75,465	164,664
Inventory	23,833	(447,867)
Other assets	(460,086)	379,216
Accounts payable and other accrued liabilities	(952,446)	305,633
Accrued interest payable	738,507	2,135,327

Net cash provided by operating activities	3,803,446	6,975,083

Cash flows from investing activities
Finance receivables originated	(56,876,301)	(57,522,104)
Finance receivables repaid	52,214,894	55,184,637
Purchase of property and equipment	(695,000)	(938,947)
Proceeds from sale of property and equipment	49,548	568,232

Net cash used in investing activities	(5,306,859)	(2,708,182)

Cash flows from financing activities
Net proceeds (repayments) on:
Senior debt	4,631	(59,058)
Demand notes	(1,464,602)	(1,627,487)
Repayments on senior subordinated debt	—	(450,000)
Repayments on junior subordinated debt to related parties	—	(310,000)
Proceeds-variable rate subordinated debentures	12,634,066	10,808,261
Payments-variable rate subordinated debentures	(10,479,837)	(7,689,831)

Net cash provided by financing activities	694,258	671,885

Net change in cash and cash equivalents	(809,155)	4,938,786

Cash and cash equivalents, beginning of period	17,854,277	12,919,524

Cash and cash equivalents, end of period	$17,045,122	$17,858,310

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Consolidated Statements of Cash Flows (continued)

Nine months ended June 25,	2008	2007
	(Unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$5,375,203	$3,654,918

Income taxes	$239,447	$44,314

See accompanying notes to the consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 1 – BASIS OF PRESENTATION

The consolidated financial statements of The Money Tree Inc., a Georgia corporation (the “Parent”) and subsidiaries (collectively with the Parent, the “Company”) included herein have been prepared by the Company without audit, pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosure normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted. For a description of significant accounting policies used by the Company in the preparation of its consolidated financial statements, see Note 1 to the Consolidated Financial Statements in the Company’s 2007 Annual Report on Form 10-K.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries after eliminating all significant intercompany transactions and reflect all normal, recurring adjustments which are, in the opinion of management, necessary to present a fair statement of the results of operations of the Company in conformity with U.S. generally accepted accounting principles for the interim periods reported. The results of operations for the three and nine months ended June 25, 2008 and 2007 are not necessarily indicative of the results for the full fiscal year.

NOTE 2 – NATURE OF BUSINESS

The Company’s business consists of: the operation of finance company offices in 102 locations throughout Georgia, Alabama, Louisiana and Florida; sales of retail merchandise (principally furniture, appliances, and electronics) at certain finance company locations; and the operation of three used automobile dealerships in the state of Georgia. The Company also earns revenues from commissions on premiums written for certain insurance products, when requested by loan customers, as an agent for a non-affiliated insurance company. Revenues are also generated from commissions on the sales of prepaid phone service and automobile club memberships.

The Company’s loan portfolio consists of sales finance loan receivables and direct consumer loan receivables. Sales finance loan receivables consist principally of retail installment sale contracts collateralized by used automobiles and consumer goods which are initiated by automobile and consumer good dealerships, subject to credit approval, in the locations where the Company operates offices. Direct loan receivables are loans originated directly to customers.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to retained earnings. Additional disclosures about the amounts of such liabilities will be required also. The Company adopted FIN 48 on September 26, 2007 and its adoption did not have a material effect on the Company’s consolidated financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact the adoption of this statement could have on the Company’s consolidated financial statements.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 permits entities to choose to measure certain financial assets and liabilities at fair value (the “fair value option”). Unrealized gains and losses, arising subsequent to adoption, are reported in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact the adoption of this statement could have on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will apply prospectively to business combinations for which the acquisition date is on or after the Company’s fiscal year beginning September 26, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 25, 2009.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. This Statement amends Accounting Research Bulletin 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The Company has not yet determined the impact, if any, that SFAS 160 will have on its consolidated financial statements. SFAS 160 is effective for the Company’s fiscal year beginning September 26, 2009.

SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. Management does not expect SFAS 161 to have a material impact on the Company’s consolidated financial statements.

NOTE 4 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

Finance receivables consisted of the following:

	June 25, 2008	September 25, 2007
	(Unaudited)
Finance receivables, direct consumer	$44,506,395	$46,834,666
Finance receivables, consumer sales finance	17,428,465	14,466,682
Finance receivables, auto sales finance	31,302,262	32,259,968

Total gross finance receivables	93,237,122	93,561,316
Unearned insurance commissions	(2,532,207)	(2,815,646)
Unearned finance charges	(11,253,631)	(12,122,154)
Accrued interest receivable	1,274,883	924,986

Finance receivables, before allowance for credit losses	80,726,167	79,548,502
Allowance for credit losses	(4,309,994)	(3,710,679)

Finance receivables, net	$76,416,173	$75,837,823

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 4 – FINANCE RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (Continued)

An analysis of the allowance for credit losses is as follows:

	As of and for the nine months ended June 25, 2008	As of and for the year ended September 25, 2007	As of and for the nine months ended June 25, 2007
	(Unaudited)		(Unaudited)
Beginning balance	$3,710,679	$3,139,359	$3,139,359
Provisions for credit losses	4,083,057	4,982,494	3,033,926
Charge-offs	(3,640,852)	(4,583,650)	(3,261,662)
Recoveries	129,025	181,218	135,927
Other	28,085	(8,742)	(21,832)

Ending balance	$4,309,994	$3,710,679	$3,025,718

NOTE 5 – INVENTORY

Inventory consisted of the following:

	June 25, 2008	September 25, 2007
	(Unaudited)
Used automobiles	$1,939,359	$2,170,617
Home furnishings and electronics	1,093,583	886,158

Total inventory	$3,032,942	$3,056,775

NOTE 6 – ACCOUNTS PAYABLE AND OTHER ACCRUED LIABILITIES

Accounts payable and other accrued liabilities consisted of the following:

	June 25, 2008	September 25, 2007
	(Unaudited)
Accounts payable	$65,129	$272,558
Insurance payable, loan related	695,862	698,719
Accrued payroll	515,637	521,063
Accrued payroll taxes	38,920	39,402
Money orders	388,698	987,264
Sales tax payable	1,250,475	1,314,176
Other liabilities	112,889	186,874

Total accounts payable and other accrued liabilities	$3,067,610	$4,020,056

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 7 – DEBT

Debt consisted of the following:

	June 25, 2008	September 25, 2007
	(Unaudited)
Senior debt: due to banks and commercial finance companies, collateralized by inventory and certain automotive equipment, and certain notes include personal guarantees of a shareholder, interest at 4.49% to 8.25% (some variable), due 2008 to 2009. The carrying values of the collateral at June 25, 2008 and September 25, 2007 were $573,620 and $1,053,418, respectively.	$516,294	$511,663

Total senior debt	516,294	511,663

Variable rate subordinated debentures issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 4.25% to 9.6%, due at various dates through 2011.	48,506,773	56,267,926
Variable rate subordinated debentures issued by The Money Tree Inc.: due to individuals, unsecured, interest at 6.0% to 8.7%, due at various dates through 2011.	35,508,472	25,593,090

Total variable rate subordinated debentures	84,015,245	81,861,016

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 7 – DEBT (Continued)

	June 25, 2008	September 25, 2007
	(Unaudited)
Demand notes issued by The Money Tree of Georgia Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.	$702,654	$1,451,550
Demand notes issued by The Money Tree Inc.: due to individuals, unsecured, interest at 3.0% to 4.0%, due on demand.	3,824,118	4,539,824

Total demand notes	4,526,772	5,991,374

Total debt	$89,058,311	$88,364,053

NOTE 8 – INCOME TAXES

At the end of each quarter, the Company makes its best estimate of the effective tax rate expected to be applicable for the full fiscal year and uses that rate in providing for income taxes on a current year-to-date basis.

NOTE 9 – RELATED PARTY TRANSACTIONS

Martin Family Group, LLLP owns the real estate of thirteen branch offices, one used car lot, and the Company’s principal executive offices. The estate of the Company’s founder and former CEO is a limited partner of Martin Family Group, LLLP. A shareholder of the Company is the president of Martin Investments, Inc., which is the managing general partner of Martin Family Group, LLLP. The Company has entered into lease agreements whereby rent is paid monthly for use of these locations. In addition, Martin Sublease, L.L.C., which is controlled by Martin Investments, Inc., leases, and then subleases to the Company, another 53 branch office locations and two used car lots for amounts greater than are paid in the underlying leases. This spread is generally to cover property operating cost or improvements made directly by these entities. In the opinion of management, rates paid for these are comparable to those obtained from third parties. Total rents paid were $1,589,519 and $1,525,874 for the nine months and $545,872 and $511,020 for the three months ended June 25, 2008 and 2007, respectively and are included in operating expense in the accompanying unaudited Consolidated Statements of Operations.

The Company receives commissions from sales of motor club memberships from an entity, owned by the Company’s President and the late founder’s three children (of which one is a Director), pursuant to an Agency Sales Agreement. Commissions earned on the sale of these memberships were $1,387,239 and $1,457,299 for the nine months and $478,089 and $517,819 for the three months ended June 25, 2008 and 2007, respectively.

The Company also engages from time to time in other transactions with related parties. Refer to the “Related Party Transactions” disclosure in the notes to the Company’s Consolidated Financial Statements as of and for the year ended September 25, 2007.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 10 – CONTINGENT LIABILITIES

The Company is a party to litigation arising in the normal course of business. With respect to all such lawsuits, claims, and proceedings, the Company establishes reserves when it is probable a liability has been incurred and the amount can reasonably be estimated. In the opinion of management, the resolution of such matters will not have a material effect on the financial position or results of operations of the Company.

NOTE 11 – DISCRETIONARY BONUSES

From time to time, the Company pays discretionary bonuses to its employees. The amount of these bonuses charged to operating expenses was $1,682,665 and $1,598,671 for the nine months and $480,890 and $467,676 for the three months ended June 25, 2008 and 2007, respectively.

NOTE 12 – SEGMENT FINANCIAL INFORMATION

Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information (SFAS 131), requires companies to determine segments based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company has two reportable segments: Consumer Finance and Sales and Automotive Finance and Sales.

Consumer finance and sales segment

This segment is comprised of original core operations of the Company: the small consumer loan business in the four states in which the Company operates. The 102 offices that make up this segment are similar in size and in the markets they serve. All, with few exceptions, offer consumer goods for sale acting as an agent for another subsidiary of the Company, Home Furniture Mart Inc., which is aggregated in this segment since its sales are generated through these finance offices. This segment is structured with branch management reporting through a regional management level to an operational manager and ultimately to the chief operating decision maker.

Automotive finance and sales segment

This segment is comprised of three used automobile sales locations and offers financing in conjunction with these sales. These locations target similar customers in the Bainbridge, GA, Columbus, GA and Dublin, GA markets and surrounding areas who generally cannot qualify for traditional financing. The sales and the financing organizations are aggregated in the segment. A general manager is responsible for sales and finance administration at each of the locations and reports to an operational manager and ultimately to the chief operating decision maker.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies in the Company’s Annual Report on Form 10-K. Performance is measured by various factors such as segment profit, loan volumes and delinquency and loss management. All corporate expenses are allocated to the segments. Provision for income taxes are not allocated to segments.

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Nine months ended June 25, 2008	Consumer Finance & Sales Segment	Automotive Finance & Sales Segment	Total Segments
In Thousands	(Unaudited)

Net revenues before retail sales	$14,962	$470	$15,432

Gross margin on retail sales	2,621	2,371	4,992

Segment operating expenses	(17,759)	(2,857)	(20,616)

Segment operating loss	$(176)	$(16)	$(192)

June 25, 2008
In Thousands

Assets
Total segment assets	$61,592	$27,457	$89,049

RECONCILIATION:			June 25, 2008
			(Thousands)
Assets:
Total assets for reportable segments			$89,049

Cash and cash equivalents at corporate level			11,369
Other receivables at corporate level			788
Property and equipment, net at corporate level			1,330
Deferred income taxes at corporate level			1,363
Other assets at corporate level			2,206

Consolidated Assets			$106,105

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Nine months ended June 25, 2007	Consumer Finance & Sales Segment	Automotive Finance & Sales Segment	Total Segments
In Thousands	(Unaudited)

Net revenues before retail sales	$16,196	$396	$16,592

Gross margin on retail sales	2,183	2,953	5,136

Segment operating expenses	(17,533)	(2,980)	(20,513)

Segment operating income	$846	$369	$1,215

June 25, 2007
In Thousands

Assets
Total segment assets	$63,679	$28,066	$91,745

RECONCILIATION:			June 25, 2007
			(Thousands)
Assets:
Total assets for reportable segments			$91,745

Cash and cash equivalents at corporate level			9,144
Other receivables at corporate level			850
Property and equipment, net at corporate level			1,320
Deferred income taxes at corporate level			645
Other assets at corporate level			1,691

Consolidated Assets			$105,395

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Three months ended June 25, 2008	Consumer Finance & Sales Segment	Automotive Finance & Sales Segment	Total Segments
In Thousands	(Unaudited)

Net revenues before retail sales	$4,960	$149	$5,109

Gross margin on retail sales	762	662	1,424

Segment operating expenses	(5,816)	(921)	(6,737)

Segment operating loss	$(94)	$(110)	$(204)

June 25, 2008
In Thousands

Assets
Total segment assets	$61,592	$27,457	$89,049

RECONCILIATION:			June 25, 2008
			(Thousands)
Assets:
Total assets for reportable segments			$89,049

Cash and cash equivalents at corporate level			11,369
Other receivables at corporate level			788
Property and equipment, net at corporate level			1,330
Deferred income taxes at corporate level			1,363
Other assets at corporate level			2,206

Consolidated Assets			$106,105

The Money Tree Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

NOTE 12 – SEGMENT FINANCIAL INFORMATION (CONTINUED)

Three months ended June 25, 2007	Consumer Finance & Sales Segment	Automotive Finance & Sales Segment	Total Segments
In Thousands	(Unaudited)

Net revenues before retail sales	$4,999	$168	$5,167

Gross margin on retail sales	654	991	1,645

Segment operating expenses	(5,562)	(985)	(6,547)

Segment operating income	$91	$174	$265

June 25, 2007
In Thousands

Assets
Total segment assets	$63,679	$28,066	$91,745

RECONCILIATION:			June 25, 2007
			(Thousands)
Assets:
Total assets for reportable segments			$91,745

Cash and cash equivalents at corporate level			9,144
Other receivables at corporate level			850
Property and equipment, net at corporate level			1,320
Deferred income taxes at corporate level			645
Other assets at corporate level			1,691

Consolidated Assets			$105,395